Filed pursuant to Rule 424(b)(3)

File No. 333-296216

Destiny Tech100 Inc.

Maximum Offering of up to $1,000,000,000

Common Stock

________________

Supplement No. 1 dated August 28, 2026

to the

Prospectus and Statement of Additional Information dated May 26, 2026, as amended or supplemented as of the date hereof

This prospectus supplement modifies, amends and supplements certain information contained in the Prospectus of Destiny Tech100 Inc. (the “Company”) dated May 26, 2026, as amended or supplemented (the “Prospectus”), and the statement of additional information, dated May 26, 2026, as amended or supplemented (the “Statement of Additional Information”), which relate to the sale of shares of the Company’s common stock pursuant to the “at-the-market offering” with Jefferies LLC. Capitalized terms used in this prospectus supplement and not otherwise defined have the meaning specified in the Prospectus and/or Statement of Additional Information.

You should carefully consider the “Risk Factors” section beginning on page 24 of the Prospectus.

Net Asset Value

In connection with our regular net asset value determination process, as provided in our valuation policies and procedures, our net asset value as of June 30, 2026, is $34.30 per share of our common stock.

Portfolio

The following table sets forth certain information as of June 30, 2026, for each portfolio company in which we have invested. The percentage of portfolio column is based on an approximate portfolio value of $1.64 billion as of June 30, 2026.

Portfolio Company	Nature of Principal Business	Underlying Security Type	% of Portfolio
AlpacaDB, Inc.	Financial Technology	Common Stock	0.1%
Astranis Space Technologies Corp. - Series E Preferred Stock	Aviation/Aerospace	Preferred Stock	0.2%
Automation Anywhere, Inc.	Enterprise Software	Common Stock	0.0%
Axiom Space, Inc. Series C Preferred Stock	Aviation/Aerospace	Preferred Stock	0.1%
Axiom Space, Inc. Series C-1 Preferred Stock	Aviation/Aerospace	Preferred Stock	0.2%
Beast Industries Co. - Series C Preferred Stock	Social Media	Preferred Stock	0.9%
Boom Technology, Inc. Series B-2 Preferred Stock	Aviation/Aerospace	Preferred Stock	0.1%
CElegans Labs, Inc.	Financial Technology	Common Stock	0.1%
Chime Financial Inc.	Financial Technology	Common Stock	0.1%
ClassDojo, Inc.	Education Services	Common Stock	0.1%

DA-1125 Gaingels Fund II (invested in Databricks, Inc. Series L Preferred Stock)	Enterprise Software	Preferred Stock(1)	0.5%
Discord, Inc.	Social Media	Common Stock	0.0%
Discord, Inc. - Series G Preferred Stock	Social Media	Preferred Stock	0.0%
DXYZ OAI I LLC (economic exposure to OpenAI Group PBC Profit Participation Units)	Artificial Intelligence	Profit Participation Units(2)	0.5%
DXYZ SpaceX I LLC (economic exposure to Space Exploration Technologies Corp. Class A Common Stock)	Artificial Intelligence	Common Stock(2)(5)	7.0%
Flexport, Inc.	Supply Chain/Logistics	Common Stock	0.0%
G Squared Special Situations Fund, LLC - Series H-1	Financial Technology	N/A(4)	0.0%
Goanna Capital 26E LLC (invested in OpenAI Group PBC Series C Preferred Stock)	Artificial Intelligence	Preferred Stock(1)	2.1%
Hermeus Corporation - Series C Preferred Stock	Aviation/Aerospace	Preferred Stock	0.9%
Hexagon Master LLC - Series 1 (invested in Ferox Games B.V. Series F Preferred Stock)	Artificial Intelligence	Preferred Stock(1)	0.7%
Impossible Foods, Inc. - Series A Preferred Stock	Food Products	Preferred Stock	0.0%
Jeeves, Inc. - Series C Preferred Stock	Financial Technology	Preferred Stock	0.0%
Khosla Ventures IFSPV II, LLC (invested in Impossible Foods, Inc., Series H Preferred Stock)	Food Products	Preferred Stock(1)	0.0%
Klarna Group PLC	Financial Technology	Common Stock	0.0%
Klarna Group PLC Class B Shares	Financial Technology	Non-Economic Voting Shares	0.0%
Lemonade 18, LLC (invested in Monzo Bank Holding Group Limited F Ordinary Shares)	Financial Technology	Common Stock(1)	0.4%
Magnitude ANC III, LLC (economic exposure to Anthropic PBC Series B Preferred Shares)	Artificial Intelligence	Preferred Stock(2)	14.4%
MCTC Investment Holdings (Delaware) LLC (invested in Databricks, Inc. Series L Preferred Stock)	Enterprise Software	Preferred Stock(1)	0.7%
Mercury Technologies, Inc. - Series D Preferred Stock	Financial Technology	Preferred Stock	0.9%
MWAM VC SpaceX-II, LLC (economic exposure to Space Exploration Technologies Corp. Class A Common Stock)	Artificial Intelligence	Common Stock(2)	2.0%

Payward, Inc. - Series C Preferred Stock	Financial Technology	Preferred Stock	0.3%
Prive Tens, LLC (invested in Tenstorrent Holdings Inc., 15.00% 12/31/2026)	Hardware & Manufacturing	Convertible Note(1)	0.8%
Public Holdings, Inc.	Financial Technology	Common Stock	0.0%
Redwood Materials, Inc.	Energy Production	Common Stock	0.3%
Revolut Group Holdings Ltd.	Financial Technology	Common Stock	1.0%
Rhenium Bolt 2021, LLC	Financial Technology	N/A(3)	0.0%
Skild AI, Inc. - Series C Preferred Stock	Artificial Intelligence	Preferred Stock	0.7%
Snowpoint Growth 2.5, LLC (invested in Shield AI Inc. Series F1 Preferred Stock)	Aviation/Aerospace	Preferred Stock(1)	1.8%
Snowpoint Growth 2.6, LLC (invested in Space Exploration Technologies Corp. Class A Common Stock)	Artificial Intelligence	Common Stock(1)	1.5%
Snowpoint Growth 2.7, LLC (invested in Astranis Space Technologies Corp. Series E Preferred Stock)	Aviation/Aerospace	Preferred Stock(1)	0.3%
SP21Z Opportunities LLC (invested in OpenEvidence Inc. Common Stock)	Artificial Intelligence	Common Stock(1)	2.1%
Supabase, Inc. - Series A Preferred Stock	Enterprise Software	Preferred Stock	0.2%
Superhuman Platform, Inc.	Enterprise Software	Common Stock	0.0%
Vast, Inc. - Series A Preferred Stock	Aviation/Aerospace	Preferred Stock	0.3%
Vercel Inc. - Class A Common Stock	Enterprise Software	Common Stock	0.2%
WH Strategic Opportunities Fund V LP (invested in Chaos Industries, Inc. Series D Preferred Stock)	Hardware & Manufacturing	Preferred Stock(1)	1.0%
First American Treasury Obligations, Class X, 3.58%	Money Market Fund	Mutual Fund	57.3%
Total			99.8%

Values may not sum due to rounding.

(1) The Company has a direct investment in a Special Purpose Vehicle (“SPV”) which has invested in an underlying portfolio company. If applicable, the number of units presented are the units in the SPV owned by the Company, which represents the equivalent number of securities of the underlying portfolio company for which the investment has economic exposure.

(2) The Company has a direct investment in an SPV which has economic exposure to an underlying portfolio company. The number of units presented, if applicable, are the units in the SPV owned by the Company, which represents the equivalent number of securities of the underlying portfolio company for which the investment has economic exposure. The SPV has invested through one or more underlying SPVs.

(3) During the year ended December 31, 2024, the SPV disposed of the underlying asset. As of June 30, 2026, the SPV does not hold any underlying assets.

(4) During the period ended June 30, 2026, the SPV disposed of the underlying asset. As of June 30, 2026, the SPV does not hold any underlying assets.

(5) The SPV has invested through multiple underlying SPVs, some of which have more than one layer, resulting in the related economic exposure to the Company.

Portfolio Company	Nature of Principal Business	Underlying Security Type	% of Portfolio
Fund FG-RTA, a series of Forge Investments LLC (economic exposure to Stripe, Inc., Common Stock)	Financial Technology	Forward Contract(6)	0.2%
Fund FG-TQY, a series of Forge Investments LLC (economic exposure to Plaid, Inc., Common Stock)	Financial Technology	Forward Contract(6)	0.0%
Total			0.2%

 Values may not sum due to rounding.

(6) Investment is an SPV that holds multiple forward agreements that represent common shares of the indicated portfolio company. Forward contracts involve the future delivery of shares of a portfolio company upon such securities becoming freely transferable or the removal of restrictions on transfer. The aggregate total of the forward contracts for each SPV represents less than 5% of the Company’s net assets. The counterparties to the forward contracts are the shareholders of the private company who own the restricted shares. The Company does not have information as to the identities of the specific counterparties (the shareholders of the private company); however, counterparty risk is mitigated by the fact that there is not a single counterparty on the opposite side of the forward contracts and the sole obligation of the counterparties is to transfer shares following such time as the shares become freely transferable.

Portfolio Deployment Update

Subsequent to the quarter ended June 30, 2026, we continued to actively deploy capital. As of August 27, 2026, we fully closed 3 additional investments representing approximately $169.0 million in added portfolio exposure, as described below, which we funded using our existing cash and cash equivalents.

On August 13, 2026, we invested an additional $150.0 million in Goanna Capital 26E LLC (invested in OpenAI Group PBC Class A Common Stock).

On July 16, 2026, we invested $15.0 million in Magnitude FSTK, LLC (invested in Fluidstack Ltd Series B Preferred Shares).

On August 4, 2026, we invested $4.0 million in Boom Technology, Inc. through a Simple Agreement for Future Equity.

New Investments

A summary of the Company’s investments in new portfolio companies made subsequent to June 30, 2026, and a brief description of their respective business activities is provided below.

Fluidstack Ltd

Fluidstack Ltd is a New York-based AI service provider that designs and operates large-scale GPU clusters and data centers for frontier AI laboratories and enterprises. By securing power, data center capacity, and financing through long-term partnerships rather than owning infrastructure outright, the company delivers gigawatt-scale compute on timelines well ahead of industry norms, positioning the business as critical infrastructure for the continued buildout of frontier AI.

At-the-Market Offering

From April 1, 2026 through June 30, 2026, we sold a total of 17,191,674 shares of common stock at a weighted average price of $34.25 per share under the Open Market Sale AgreementSM with Jefferies LLC. The net proceeds as a result of these sales of common stock were $715,442,732, after deducting commissions and fees.